
SEC MAIL
RECEIVED
OCT 0 2 2007
WASH. D.C.
182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07076169

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Mitsubishi Jyushi Kabushiki Kaisha
(Name of Subject Company)

Mitsubishi Plastics, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mitsubishi Plastics, Inc.
5-2 Marunouchi, 2-chome, Chiyoda-ku, Tokyo 100-0005 Japan
+81-3-3273-4006
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Administration and Human Resources Office
Mitsubishi Chemical Holdings Corporation
14-1 Shiba 4-chome, Minato-ku, Tokyo 108-0014 Japan
+81-3-6414-4850

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

April 23, 2007
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 4 ("Amendment No. 4") amends the Form CB initially submitted in paper to the Securities and Exchange Commission (the "Commission) on April 24, 2007 by Mitsubishi Chemical Holdings Corporation ("MCHC") ("Initial Form CB"), Form CB/A (Amendment No. 1) submitted in paper to the Commission on June 11, 2007 by MCHC ("Amendment No. 1"), Form CB/A (Amendment No. 2) submitted in paper to the Commission on August 27, 2007 by MCHC ("Amendment No. 2) and Form CB/A (Amendment No. 3) submitted in paper to the Commission on August 31, 2007 by MCHC ("Amendment No. 3").

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) A fair and accurate English language translation of each of the following documents is attached as an exhibit to this form:

Exhibit	Description	Page Number
I-A	Notice Regarding the Change in Status of Mitsubishi Plastics, Inc. to a Wholly Owned Subsidiary Through a Share Exchange dated April 23, 2007 by Mitsubishi Chemical Holdings Corporation and Mitsubishi Plastics, Inc.	*
I-B	Notice of Simplified Share Exchange dated April 24, 2007 by Mitsubishi Chemical Holdings Corporation	*
I-C	Notice Regarding Delisting and Share Exchange by Mitsubishi Plastics, Inc. dated June 29, 2007	◊
I-D	Request Concerning the Submission of Share Certificates Due to Share Exchange by Mitsubishi Plastics, Inc dated August 24, 2007.	◊
I-E	Handling of the Company's Shares Due to Share Exchange by Mitsubishi Plastics, Inc. dated August 24, 2007.	◊
I-F	Request Regarding Submission of Share Certificates Due to Share Exchange by Mitsubishi Plastics, Inc. dated August 24, 2007.	◊

* Previously submitted on Initial Form CB
◊ Previously submitted on Amendment No. 2

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents listed in Item 1(a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) A fair and accurate English language translation or summary of each of the following documents is attached as an exhibit to this form:

Exhibit	Description	
II-A	Extraordinary Report of Mitsubishi Chemical Holdings Corporation dated April 23, 2007 regarding the change of status of Mitsubishi Plastics, Inc. to a wholly owned subsidiary of Mitsubishi Chemical Holdings Corporation through a share exchange	*
II-B	Extraordinary Report of Mitsubishi Plastics, Inc. dated April 23, 2007 regarding the change of status of Mitsubishi Plastics, Inc. to a wholly owned subsidiary of Mitsubishi Chemical Holdings Corporation through a share exchange..	*
II-C	Share Exchange Agreement between Mitsubishi Chemical Holdings Corporation and Mitsubishi Plastics, Inc. dated April 23, 2007	*
II-D	Opinion Related to the Appropriateness of the Matters Specified in Article 768, Paragraph 1, Items 2 and 3 of the Japanese Company Law, dated April 23, 2007..............	*
II-E	Financial Statements for Mitsubishi Plastics, Inc. for the year ended March 31, 2006........	*
II-F	Financial Statements for Mitsubishi Plastics, Inc. for the Year Ended March 31, 2007	†
II-G	Articles of Incorporation of Mitsubishi Chemical Holdings Corporation, as amended on June 28, 2006	‡
II-H	Mitsubishi Chemical Holdings Corporation Condensed Consolidated Financial Information for the Year Ended March 31, 2007	‡
II-I	Matters Regarding the Share Exchange Between Mitsubishi Chemical Holdings Corporation and Mitsubishi Plastics, Inc. dated October 1, 2007	Page 4

* Previously submitted on Initial Form CB
† Previously submitted on Amendment No. 1
‡ Previously submitted on Amendment No. 3

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Mitsubishi Chemical Holdings Corporation with the Commission concurrently with the furnishing of Initial Form CB on April 24, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Chemical Holdings
Corporation.
(Filer)

藤沢晃一
(Signature)

Koichi Fujisawa
Executive Officer
General Manager
Administration and Human Resources Office
(Name and Title)

October 2, 2007
(Date)

(English language summary)

October 1, 2007

Mitsubishi Chemical Holdings Corporation
Mitsubishi Plastics, Inc.

Matters Regarding the Share Exchange Between Mitsubishi Chemical Holdings Corporation and Mitsubishi Plastics Inc.

On October 1, 2007, Mitsubishi Chemical Holdings Corporation ("MCHC") conducted a share exchange (the "Share Exchange") to make Mitsubishi Plastics, Inc. ("MPI") a wholly-owned subsidiary of MCHC. Matters regarding the Share Exchange are set forth below.

1. Effective Date of Share Exchange

October 1, 2007

2. Procedures Taken by the Share Exchange Wholly-Owned Subsidiary Based on the Provisions in the Company Act Article 785, Article 787 and Article 789

(1) MPI made a public announcement in the Nihon Keizai Shimbun on August 24, 2007 in accordance with the provisions in the Company Act Article 785 Paragraph 3 and Paragraph 4. No shareholder (including substantial shareholders, with the same applying hereinafter) submitted a purchase request as set forth in the provisions in the Company Act Article 785 Paragraph 1.

(2) MPI does not have any stock acquisition right holders who could request a purchase of their stock acquisition rights according to the provisions in the Company Act Article 787 nor any creditors who could object against the Share Exchange according to the provisions in the Company Act Article 789. Accordingly, MCHC did not need to take any procedures set forth in the provisions in the Company Act Article 787 or Article 789.

3. Procedures Taken by the Share Exchange Full-Parent Company in Accordance with the Company Act Article 797 and Article 799

(1) MCHC made an electronic public announcement in accordance with the provisions in the Company Act Article 797 Paragraph 3 and Paragraph 4. No shareholder submitted a purchase request as set forth in the provisions in the Company Act 797 Paragraph 1.

(2) MCHC does not have any creditors who could object against the Share Exchange according to the provisions in the Company Act Article 799. Accordingly, MCHC did not need to take any procedures set forth in the provisions in the Company Act Article 799.

4. Number of Shares Transferred From the Share Exchange Wholly-Owned Subsidiary to the Share Exchange Full-Parent Company

The number of shares transferred to MCHC from MPI in relation to this Share Exchange was 17,886,002 shares.

5. Important Matters in Relation to the Share Exchange Other than the Matters Discussed Above

(1) As set forth in the Share Exchange Agreement dated April 23, 2007, MCHC executed the share exchange based on the provisions in the Company Act Article 796 Paragraph 3 without receiving approval at a general shareholder's meeting as set forth in the Company Act Article 795 Paragraph 1, and MPI executed the share exchange based on the provisions in the Company Act Article 784 Paragraph 1 without receiving approval at a general shareholders' meeting as set forth in the Company Act Article 783 Paragraph 1.

(2) One shareholder submitted a statement of opposition against the Share Exchange in accordance with the provisions in the Company Act 796 Paragraph 4 (number of shares involved in this opposition: 22,000 shares).

(3) MCHC granted 0.41 common shares of MCHC for each share of MPI to all shareholders of record other than MCHC that are registered or recorded in MPI's shareholder register (including the register of substantial shareholders) on the day preceding the day the Share Exchange came into effect (September 30, 2007).

END